Exhibit 4.2

                                                  Bank of America (Logo)

Bank of America
West Commercial Group
GA7-644-11-07
3350 Riverwood Parkway NW
Atlanta, GA 30339-3340

May 24, 2002

Mr. Tom Weldgen,
Chief Financial Officer
CPAC, Inc..
2364 Leicester Highway
P.O. Box 175
Leicester, NY 14481

Dear Mr. Weldgen:

Bank of America, N.A. (the "Bank") is pleased to approve for CPAC, Inc. (the "Borrower") a renewal of the Letter Credit Facility in an amount not to exceed $6,000,000.00 and renewal of the Working Capital Credit facility in an amount not to exceed $20,000,000.00 (the "Loans") until October 31, 2004.

This commitment is subject to the execution and delivery to the Bank of legal documents yet to be prepared, including, without limitation, loan agreements, promissory notes, guaranties, and collateral and security documents. All such documents must be satisfactory in form and substance to the Bank and its counsel.

The making and funding of any loans under this commitment (in addition to any other conditions which may be required in the documents referred to in the preceding paragraph) is expressly subject to the terms and conditions set forth in the attached Terms and Conditions.

If you find the terms and conditions of this commitment to be acceptable to you, please execute the enclosed copy of this letter and return it to the undersigned. If not accepted, this commitment shall expire on June 15, 2002.

We look forward to continuing our long-term mutually beneficial partnership.

Sincerely,

/s/ Ken Topham

Ken Topham
Vice President

USA Olympic Sponsor 2000-2004 (Logo)                        Member FDIC                               Recycled Paper (Logo)

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TERMS AND CONDITIONS

BORROWER:	CPAC, Inc.
PURPOSE:	Working Capital Loan -- To fund the working capital needs of the company.
Letter of Credit Facility -- Provides credit enhancement in support of the Industrial Revenue Bond for the Great Bend, Kansas facility.
AMOUNT OF LOAN:	Working Capital Loan Traunche A (Autoborrow) Traunche B Total Facility Letter of Credit Facility	$10,000,000.00 $10,000,000.00 $20,000,000.00 $ 6,160,274.00
INTEREST RATE:	Working Capital Facilities Performance Pricing based on an index of 30 day LIBOR adjusted daily plus a credit spread adjusted quarterly based on Funded Debt/EBITDA parameters as follows:
	Funded debt/EBITDA < 0.75 > 0.76 but < 1.25 > 1.26 but < 1.75 > 1.76	Price LIBOR + 125 bps LIBOR + 150 bps LIBOR + 175 bps LIBOR + 200 bps
Note: The definition of Funded Debt/EBITDA is shown in the Financial Covenants. Letter of Credit Facility 125 basis points per annum based on the amount of the Letter of Credit.
Maturity Date:	Working Capital Loan shall mature on October 31, 2004. Letter of Credit Facility shall mature on October 31, 2004.

PREPAYMENT:

Borrower may prepay the Working Capital Loan, in whole or in part, at any time or times, without penalty and with interest payable only on the amount of principal so prepaid to the date of such prepayment. Any such prepayments shall be applied in the inverse order of maturity or in such other manner as the Bank shall determine in its sole discretion.

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COMMITMENT FEE:

Borrower agrees to pay a Working Capital commitment fee of $50,000.00 upon acceptance and closing of this commitment. This fee shall be non-refundable in the event this Loan does not close. The Working Capital Loan shall charge a per annum unused line fee of 25 basis points that shall be payable quarterly.

REPAYMENT TERMS:

The Working Capital Loan shall be interest payable on the first (1rst) day of each month with the principal plus any accrued but unpaid interest due at the maturity date of October 31, 2004.

The Letter of Credit Facility will mature on October 31, 2004.

LOAN DOCUMENTS:

The Loan shall be made under and governed by definitive Loan documents to be executed and delivered by the Borrower to the Bank and containing the terms set forth in this commitment and such other terms, conditions, representations, warranties and covenants as are usual and customary in lending transactions such as the Loan, which documents may include one or more promissory notes, loan agreements, security agreements, guaranties, [mortgages] [deeds of trust] [deeds to secure debt], pledge agreements, letter of credit applications/agreements, liquidity maintenance agreements, assignments, financing statements and such other documents, instruments, guarantees, , certificates and agreements executed and/or delivered by Borrower, any guarantor or third party in connection with the Loan (collectively, the "Loan Documents").

COLLATERAL:

Personal Property: A first priority security interest in all accounts receivable, chattel paper, inventory, equipment, general intangibles owned by the Borrower or hereafter acquired and all replacements and substitutions thereof and proceeds thereof. This will exclude an interest in the assets of CPAC Europe, CPAC-Asia and CPAC-Africa.

Real Estate: A first priority deed to secure debt on real property owned by CPAC, Inc. and/or The Fuller Brush Company, Inc. located in Great Bend, Kansas (the "Real Property").

GUARANTORS:

The Loans shall be unconditionally and fully guaranteed by Allied Diagnostic Imaging Resources, Inc.; CPAC Europe, Inc.; CPAC Italia SRL; CPAC -- Africa; PRS, Inc.; The Fuller Brush Company, Inc.; Trebla Chemical Company; CPAC Asia, Inc whose obligations to the Bank shall be joint and several with Borrower and all other guarantors, if any, and shall be on such other written terms as are acceptable to the Bank.

APPRAISAL

Updated Appraisals and Maintenance of Collateral Value. Bank may at its option obtain at Borrower's expense an appraisal of the Real Property or any part thereof prepared in accordance with applicable bank regulatory agency regulations and the written instructions from Bank by a third party appraiser engaged directly by Bank. The costs of each such appraisal shall be payable by Borrower to Bank on demand. If such appraisal shows the

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market value of the Real Property has declined, Borrower agrees that upon demand of Bank it will immediately either pledge additional collateral in form and substance satisfactory to Bank or make such payments as shall be necessary to reduce the principal balance outstanding under the Loan.

SURVIVAL:

This commitment letter shall not constitute a Loan Document and shall not survive the execution and delivery of the definitive Loan Documents.

EXPIRATION/RENEWAL CLAUSES:

Any commitment to advance funds under the Loan shall expire on October 31, 2004 and the Bank shall have no further obligation to extend credit. Any renewal, extension of maturity and/or expiration date, or increase in amount of this Loan by the Bank shall be governed by the terms of this commitment unless otherwise agreed to by the Bank, in writing.

Any renewal, extension of maturity and/or expiration date, or increase in amount of this Loan by the Bank shall be governed by the terms of this commitment unless otherwise agreed to by the Bank, in writing.

CONDITIONS TO FIRST ADVANCE:

Prior to the making by the Bank of the first advance to the Borrower, the following conditions precedent shall have been satisfied.

The Bank shall have received, duly executed, all Loan Documents and any other documents and instruments necessary or advisable in connection with the Loan, all of which shall be in form and substance satisfactory to the Bank and its counsel.

All mortgages, deeds to secure debt, deeds of trust, financing statements, notices and other documents and instruments deemed by the Bank and its counsel to be necessary or advisable in connection with the collateral described herein shall have been recorded or filed in all necessary places, and sent to or received by all necessary persons, as the case may be.

With respect to the Real Property collateral herein, the Bank shall have received (i) evidence satisfactory to the Bank of a casualty insurance and flood insurance policy with standard mortgagee clauses attached in favor of and in form satisfactory to Bank, and (ii) a mortgagee title insurance policy issued by a title insurance company acceptable to the Bank insuring the lien created by the Bank's deed to secure debt on such Real Property, subject only to prior liens referred to in this commitment and such other exceptions to title as may be acceptable to the Bank, in its sole discretion.

With respect to the personal property or other collateral described herein referred to above, the Bank shall have received (i) casualty insurance policies on tangible personal property naming the Bank as a loss payee thereunder, and (ii) evidence satisfactory to the Bank as to the validity, enforceability and priority of the Bank's security interest therein subject only to prior liens referred to in this commitment and such other exceptions as may be acceptable to the Bank in its sole discretion.

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The Bank shall have received the written opinion of Borrower's counsel as to the validity and enforceability of the Loan Documents and such other matters as the Bank may reasonably require.

The Bank shall have received such other financial or other information as it may reasonably require.

CONDITIONS TO EACH ADVANCE:

Prior to the disbursement by the Bank of any advances to Borrower under this Loan, the Bank shall have determined that there shall exist no event of default; the representations and warranties contained in the Loan documents shall be true and accurate as of the date of such advance; there shall have occurred no material adverse change in the financial condition of the Borrower or any other person liable for repayment of the Loan; and the Bank shall have determined that the prospect of payment or performance of the Loan has not been materially impaired.

ADVANCE PROCEDURE:

Advances on this Loan will be made by telephonic or written communication from a person reasonably believed by the Bank to be an authorized representative of the Borrower. Unless otherwise agreed by the Bank, all advances will be made to a demand deposit account maintained at the Bank in the name of the Borrower.

REPORTING REQUIREMENTS:

So long as the Borrower is indebted to the Bank, the Borrower shall submit to the Bank the following:

1.  Quarterly, within forty-five (45) days of the end of each quarter, an internally prepared consolidated and consolidating financial statements of the Borrower, including a balance sheet and income statement; and

2.  Annually, within one hundred twenty (120) days following the end of the Borrower's fiscal year, a balance sheet and income statement prepared in accordance with generally accepted accounting principles on an audited basis by an independent certified public accountant acceptable to the Bank, including statements of financial condition, income, cash flows and changes in shareholders' equity.

The Borrower shall submit to the Bank each quarterly a report showing a consolidating summary of the company's accounts receivable aging status by the forty-fifth (45) day following the quarter end.

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REPRESENTATIONS AND WARRANTIES:

Customary, including confirmation of corporation status and authority; execution, delivery and performance of loan documents do not violate law or existing agreements; no litigation except as disclosed to Bank; ownership of property; payment of taxes; no material adverse change in financial condition or operations since December 31, 2001; principal place of business; compliance with environmental laws and continuation of representations and warranties.

Authority and Compliance. Borrower has full power and authority to execute and deliver the Loan Documents and to incur and perform the obligations provided for therein, all of which have been duly authorized by all proper and necessary action of the appropriate governing body of Borrower. No consent or approval of any public authority or other third party is required as a condition to the validity of any Loan Document, and Borrower is in compliance with all laws and regulatory requirements to which it is subject.

Binding Agreement. This Agreement and the other Loan Documents executed by Borrower constitute valid and legally binding obligations of Borrower, enforceable in accordance with their terms.

Litigation. There is no proceeding involving Borrower pending or, to the knowledge of Borrower, threatened before any court or governmental authority, agency or arbitration authority, except as disclosed to Bank in writing and acknowledged by Bank prior to the date of this Agreement.

No Conflicting Agreements. There is no charter, bylaw, stock provision, partnership agreement or other document pertaining to the organization, power or authority of Borrower and no provision of any existing agreement, mortgage, indenture or contract binding on Borrower or affecting its property, which would conflict with or in any way prevent the execution, delivery or carrying out of the terms of this Agreement and the other Loan Documents.

Ownership of Assets. Borrower has good title to its assets, and its assets are free and clear of liens, except those granted to Bank and as disclosed to Bank in writing prior to the date of this Agreement.

Taxes. All taxes and assessments due and payable by Borrower have been paid or are being contested in good faith by appropriate proceedings and the Borrower has filed all tax returns which it is required to file.

Financial Statements. The financial statements of Borrower heretofore delivered to Bank have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved and fairly present Borrower's financial condition as of the date or dates thereof, and there has been no material adverse change in Borrower's financial condition or operations since December 31, 2001. All factual information furnished by Borrower to Bank in connection with this Agreement and the other Loan Documents is and will be accurate and complete on the date as of which such information is delivered to Bank and is not and will not be incomplete by the omission of any material fact necessary to make such information not misleading.

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Place of Business.	Borrower's chief executive office is located at
2364 Leicester Road P.O. Box 175 Leicester, NY 14481

Environmental Compliance. The conduct of Borrower's business operations and the condition of Borrower's property does not and will not violate any federal laws, rules or ordinances for environmental protection, regulations of the Environmental Protection Agency and any applicable local or state law, rule, regulation or rule of common law and any judicial interpretation thereof relating primarily to the environment or Hazardous Materials.

Continuation of Representation and Warranties. All representations and warranties made under this Letter of Commitment shall be deemed to be made at and as of the date hereof and at and as of the date of any advance under any Loan.

FINANCIAL COVENANTS:

The loan documentation will contain the following financial covenants:

Capital Funds Minimum (aka Tangible Net Worth Minimum) - Maintains, as of March 31, 2002 a minimum capital funds of no less than $51,000,000.00 minus a one time write-down in goodwill caused by FASB #142 in an amount not to exceed $10,500,000.00. This requirement will increase annually at a rate of 65% of the Borrower's net income minus $2,000,000.00 for the repurchase of company stock. 'Net Worth' shall be defined as the Total Capital Stock of the Borrower plus the Borrower's Paid-in-Capital plus Retained Earnings of the Borrower, net of the Borrower's Treasury Stock and net of foreign currency translation adjustments; 'Net Income' shall be defined as net income of the Borrower and its subsidiaries on a consolidated basis determined in accordance with GAAP.

Adjusted Cash Flow to Debt Service ratio of not less than 1.50 to 1.00. 'Adjusted Cash Flow' shall mean Cash Flow minus dividends for the most recently completed four (4) fiscal quarters. 'Debt Service' shall mean the portion of Long Term Debt and interest expense, which is due, and payable within a twelve (12) month period from the date of which Debt Service is to be determined. 'Long Term Debt' shall mean that portion of Total Liabilities which is due and payable after a twelve (12) month period from the date at which Long Term Debt is to be determined.

Funded Debt to Cash Flow Ratio of no greater than 2.50 to 1.00. 'Funded Debt' shall be defined as Debt for money borrowed and Debt represented by notes payable and drafts accepted representing extensions of credit, all obligations evidenced by bonds, debentures, notes or other similar instruments, all Debt upon which interest charges are customarily period, all Capitalized Lease Obligations, all reimbursement obligations with respect to outstanding letters of credit, all Debt issued or assumed as full or partial payment for property or services (other than trade payables arising in the ordinary course of business, but only if and so long as such accounts are payable on customary trade terms), whether or not any such notes, drafts, obligations or Debt for money borrowed, and, without duplication, guaranties of any of the foregoing. 'Cash Flow' shall be defined as Net Income

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of the Borrower for the most recently completed four (4) fiscal quarters, plus, to the extent deducted in determining Net Income, the sum of each of the following for such period: (a) depreciation and amortization allowances, (b) interest expense (net of any interest income) and (c) income tax expense.

Maximum Annual Capital Expenditures and Capital Lease Obligations of no greater than $5,000,000.00 in the aggregate during any fiscal year of the Borrower without the prior written consent of the Bank.

Maximum Annual Corporate Acquisitions of no greater than $5,000,0000.00 without the Bank's consent and approval. The Borrower shall be permitted to make an acquisition or series of acquisitions without the Bank's approval or notification for an aggregate gross consideration of not more than $5,000,000,000 (cash or stock, including the assumption of liabilities, as permitted under the loan covenants) in any fiscal year. Acquisition(s) that exceed $5,000,000 in any fiscal year, may be made by the Borrower only with the prior written approval of the Bank by submitting to the Bank such information concerning such acquisitions as the Bank may request including, without limitation, a proforma income statement and balance sheet of the combined entities for the immediately preceding twelve (12) months based on actual results, along with a proforma income statement and balance sheet of the following twelve (12) months.

AFFIRMATIVE COVENANTS:

Customary, including delivery of financial statements, reports and other information requested by Bank; maintenance of insurance; continuation of business and maintenance of existence; compliance with laws; payment of taxes; maintenance of property and notice of environmental claims.

Insurance. Maintain insurance with responsible insurance companies on such of its properties, in such amounts and against such risks as is customarily maintained by similar businesses operating in the same vicinity, specifically to include fire and extended coverage insurance covering all assets, business interruption insurance, workers compensation insurance and liability insurance, all to be with such companies and in such amounts as are satisfactory to Bank and providing for at least 30 days prior notice to Bank of any cancellation thereof. Satisfactory evidence of such insurance will be supplied to Bank.

Existence and Compliance. Maintain its existence, good standing and qualification to do business, where required and comply with all laws, regulations and governmental requirements including, without limitation, environmental laws applicable to it or to any of its property, business operations and transactions.

Adverse Conditions or Events. Promptly advise Bank in writing of (i) any condition, event or act which comes to its attention that would or might materially adversely affect Borrower's financial condition or operations or Bank's rights under the Loan Documents, (ii) any litigation filed by or against Borrower, (iii) any event that has occurred that would constitute an event of default under any Loan Documents and (iv) any uninsured or partially uninsured loss through fire, theft, liability or property damage.

Taxes and Other Obligations. Pay all of its taxes, assessments and other obligations, including, but not limited to taxes, costs or other expenses arising out of this transaction, as

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the same become due and payable, except to the extent the same are being contested in good faith by appropriate proceedings in a diligent manner.

Maintenance. Maintain all of its tangible property in good condition and repair and make all necessary replacements thereof, and preserve and maintain all licenses, trademarks, privileges, permits, franchises, certificates and the like necessary for the operation of its business.

Environmental . Immediately advise Bank in writing of (i) any and all enforcement, cleanup, remedial, removal, or other governmental or regulatory actions instituted, completed or threatened pursuant to any applicable federal, state, or local laws, ordinances or regulations relating to any Hazardous Materials affecting Borrower's business operations; and (ii) all claims made or threatened by any third party against Borrower relating to damages, contribution, cost recovery, compensation, loss or injury resulting from any Hazardous Materials. Borrower shall immediately notify Bank of any remedial action taken by Borrower with respect to Borrower's business operations. Borrower will not use or permit any other party to use any Hazardous Materials at any of Borrower's places of business or at any other property owned by Borrower except such materials as are incidental to Borrower's normal course of business, maintenance and repairs and which are handled in compliance with all applicable environmental laws. Borrower agrees to permit Bank, its agents, contractors and employees to enter and inspect any of Borrower's places of business or any other property of Borrower at any reasonable times upon three (3) days prior notice for the purposes of conducting an environmental investigation and audit (including taking physical samples) to insure that Borrower is complying with this covenant and Borrower shall reimburse Bank on demand for the costs of any such environmental investigation and audit. Borrower shall provide Bank, its agents, contractors, employees and representatives with access to and copies of any and all data and documents relating to or dealing with any Hazardous Materials used, generated, manufactured, stored or disposed of by Borrower's business operations within five (5) days of the request therefore.

NEGATIVE COVENANTS

Customary, including: limitations on capital expenditures, lease expenditures, compensation, transfer of assets or control, liens, borrowings, payments of dividends and distributions, and change of business.

CLOSING COSTS AND EXPENSES:

Expenses: The Borrower shall pay all costs and expenses incurred by the Bank in connection with the Bank's review, due diligence and closing of the Loan, including attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel if permitted by applicable law) incurred by the Bank in connection with the negotiation and preparation of the Loan Documents, the costs of any environmental investigation and audit, appraisal, title insurance premiums, survey and inspection fees, whether or not the Loan actually closes.

MATERIAL ADVERSE CHANGE:

This commitment may be terminated, in the sole discretion of the Bank, upon the occurrence of a material adverse change in the financial condition of the Borrower or any other person liable to the Bank for the repayment of this Loan.

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NON-ASSIGNABLE:

This commitment and the right of Borrower to receive loans hereunder may not be assigned by Borrower.

RELIANCE:

This commitment constitutes an offer by the Bank to the Borrower to make a Loan on the terms and conditions set forth herein and should not be relied upon by any third party for any purpose.

AMENDMENT AND WAIVER:

No alteration, modification, amendment or waiver of any terms and conditions of this commitment, or of any of the documents required by or delivered to the Bank under this commitment, shall be effective or enforceable against the Bank unless set forth in a writing signed by the Bank.

GOVERNING LAW:

This commitment and the Loan shall be governed by and construed in accordance with the laws of the State of Georgia.

INTEGRATION:

The terms set forth above represent the entire understanding between the Borrower and the Bank with respect to the subject matter of this commitment, and this commitment supersedes any prior and contemporaneous agreements, commitments, discussions and understandings, oral or written, with respect to the subject matter of this commitment.

EXPIRATION:

This commitment is to be closed within thirty (30) days of the acceptance date. Should this commitment not be accepted by the expiration date, and not closed within thirty (30) days of the acceptance date, then the Bank shall have no further obligation to extend credit hereunder.

The terms and conditions set forth above are accepted this   6th    day of     June      , 2002.

CPAC, Inc.

By: /s/ Thomas J. Weldgen     Thomas J. Weldgen
Title: VP Finance & CFO